FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issue

February 18, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

MTS FURTHER SIGNIFICANTLY EXPANDS
ITS LICENSE FOOTPRINT IN RUSSIA

Moscow, Russian Federation – February 17, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia, Eastern and Central Europe(1), today announces a significant expansion in its license area, which now covers almost all of Russia’s territory.

•                  MTS has received GSM licenses to operate in eleven new regions in Russia with a total population of 14.3 million;

•                  MTS has received 900 MHz extensions to existing licenses in several regions, which should improve coverage and optimize capex spending;

•                  The validity of the 900/1800 MHz license for the Moscow Region has been extended until December 2008.

The issuance of these new licenses has resulted from intensive research and development efforts to explore additional frequency resource.  This work has been carried out by MTS in cooperation with the Ministry of Communications, General Radio Frequency Center, State Committee for Radio Frequencies and the Ministry of Defense during the past two years.

The issuance of new licenses allows MTS to provide mobile communications services in almost all of Russia’s regions. In addition to this, MTS will now have the opportunity to develop its network in 900 MHz in many of the regions where network build-out was limited to GSM 1800 MHz, which will ensure higher quality of service and should optimize capex spending.

•                  MTS gained access to the following regions: Mordovia Republic, Chuvashia Republic, Dagestan Republic, Ingooshetia Republic, Karachai-Cherkes Republic, Stavropol Region, Evenki Autonomous District and Kemerovo Region (licenses to operate in 900/1800 MHz), as well as Ulyanovsk Region, Kabarda-Balkar Republic and North Ossetia-Alania Republic (licenses to operate in 1800 MHz);

•                  MTS received several licenses in the regions where it operates through its daughter companies: Astrakhan(2) and Irkutsk(3) regions (licenses to operate in 900 MHz), and licenses for Altai, Tyva and Kalmykia republics (licenses to operate in 1800 MHz);

•                  MTS received extensions to existing licenses in the following regions: Mariy-El Republic, Udmurtiya Republic, Khakas Republic, Komi-Permyak Autonomous District, Yamalo-Nenets Autonomous District, Khanty-Mansi Autonomous District, Orenburg, Tambov, Ivanovo, Yaroslavl, Belgorod, Lipetsk, Orel, Tyumen and Kurgan regions (extensions to operate in 900 MHz) and in the Altai Region (extensions to existing license to operate in 1800 MHz).

In addition, the MTS license to operate in the Moscow license area in 900/1800 MHz was extended until December 2008.

Therefore, the license area of MTS and its daughter companies has extended to the whole territory of Russia, excluding the Penza Region and the Chechen Republic (87 out of 89 Russian regions).

(1)  in terms of subscribers

(2)  MTS is represented in the Astrakhan Region through a 50% holding in Astrakhan Mobile

(3)  MTS is represented in the Irkutsk Region through a 50% holding in Primtelefon (operates under the MTS brand)

The population of the eleven new regions where MTS received licenses is 14.3 million people (around 10% of Russia’s population). The MTS license area in Russia now covers 142.7 million people (98.2% of the country’s population). Together with Ukraine and Belarus, the MTS license area is home to 200.6 million people.

Vassily Sidorov, President and CEO of MTS, commented: “Since the launch of MTS’ first network, the company’s shareholder and management efforts have been focused on building a national cellular operator that provides high quality, affordable services throughout the territory of Russia. The issuance of MTS’ new licenses completes a very important stage of our plans. We are now faced with the challenge of carrying out extensive build-out in these new regions and completing the formation of a national GSM network.”

***

For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations

tel: +7095 911 6553

Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 17.4 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

		By:	Vassily Sidorov
			Name:	Vassily Sidorov
			Title:	Acting President/CEO

Date:	February 18, 2003